Exhibit 99.1
Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports First Quarter Financial Results

- Total Revenue of $6.4 Million; Recurring Revenue of $3.8 Million Rises 41% Reflecting
Increased Utilization -

- Conference Call Today at 8:30 AM ET (3:30PM IST) -

CAESAREA, Israel – May 10, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, generated revenue of $6.4 million for the first quarter ended March 31, 2016, a 42% increase from the $4.5 million reported for the year-ago first quarter. During the first quarter Mazor received orders for five Renaissance systems, four of which were in the U.S. including one system with the brain module.

“Our solid first quarter system sales performance is complemented by the 41% increase in recurring revenue which reflects the continued growth in procedure volume,” commented Ori Hadomi, Chief Executive Officer.  “Our results reflect the positive trends we are experiencing in each of our priority areas – growing market footprint, increasing system utilization and product enhancements.  Additionally, as we approach 17,000 cases performed and with the promising results from our ongoing clinical studies supporting the benefits of the Renaissance system, I firmly believe Mazor's robotic system will be the standard of care for spine surgeries.  As we progress through the year, our team is highly confident about our ability to maintain this momentum and demonstrate growth in 2016.”

FIRST QUARTER 2016 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended March 31, 2016 increased 42% to $6.4 million compared to $4.5 million in the year-ago first quarter. U.S. generated revenue more than doubled to $5.6 million compared to $2.7 million in the year-ago first quarter.  The Company received orders for four Renaissance systems in the U.S. compared to one system order in the year ago first quarter. International revenue was $0.8 million compared to $1.8 million in the first quarter of 2015. Recurring revenue from system kit sales, services and other increased to $3.8 million in the first quarter of 2016, representing a 41% increase compared to $2.7 million in the first quarter of 2015, mainly attributed to increased utilization of the Renaissance system.

The Company’s gross margin for the three months ended March 31, 2016 was 74.2%. Total operating expenses were $10.0 million compared to $8.5 million in the first quarter of 2015, primarily reflecting the Company’s increased investments in sales, marketing and R&D activities. Operating loss was $5.2 million compared to an operating loss of $5.1 million in the year-ago first quarter. Net loss for the first quarter of 2016 was $5.1 million, or $0.12 per share, compared to a net loss of $5.2 million, or $0.12 per share in the year-ago first quarter.

Cash used in operating activities was $2.9 million compared to $4.2 million used in last year’s first quarter. The decrease is mainly due to collection from customers through the period. As of March 31, 2016, cash, cash equivalents and investments totaled $37.6 million.

FIRST QUARTER 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expense in the amount of $0.9 million with respect to share-based payments recorded in the first quarter of 2016. On a non-GAAP basis, the net loss in the first quarter of 2016 was $4.2 million, or $0.10 per share, compared to $4.4 million, or $0.11 per share, for the first quarter of 2015.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Tuesday, May 10, 2016, at 8:30 AM ET (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13636087. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s ability to maintain momentum and demonstrate growth in 2016, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(in thousands, except per share data)

	Three month period
	ended March 31,
	2016 (Unaudited)	2015 (Unaudited)
Revenue	$6,419	$4,510

Cost of revenue	$1,654	$1,097

Gross profit	$4,765	$3,413

Operating costs and expenses:
Research and development	$2,131	$1,474
Selling and marketing	$6,873	$5,948
General and administrative	$983	$1,103
Total operating costs and expenses	$9,987	$8,525

Loss from operations	$(5,222)	$(5,112)

Financing income (expenses), net	$175	$(61)

Loss before taxes on income	$(5,047)	$(5,173)

Income tax expense	$65	$29

Net loss	$(5,112)	$(5,202)

Net loss per share – Basic and diluted	$(0.12)	$(0.12)

Weighted average common shares outstanding – Basic and diluted	42,414	42,172

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$17,008	$13,519
Short-term investment	$15,834	$21,687
Trade receivables	$3,342	$5,002
Other current assets	$1,378	$1,420
Inventory	$2,802	$2,777
Total Current Assets	$40,364	$44,405

Non-Current Assets
Prepaid lease fee	$83	$73
Deferred tax assets	$37	$37
Property and equipment, net	$1,811	$1,432
Long-term investments	$4,726	$5,023
Total Non-Current Assets	$6,657	$6,565

Total assets	$47,021	$50,970

Current liabilities
Trade payables	$2,282	$2,219
Other current liabilities	$5,603	$6,052
Total current liabilities	$7,885	$8,271

Non-Current Liabilities
Employee benefits	$375	$299
Total Non-Current liabilities	$375	$299
Total liabilities	$8,260	$8,570

Equity
Share capital	$111	$110
Share premium	$136,809	$136,107
Amounts allocated to share options	$-	$77
Capital reserve for share-based payment transactions	$8,026	$7,179
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(108,304)	$(103,192)
Total equity	$38,761	$42,400
Total liabilities and equity	$47,021	$50,970

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Three month period
	ended March 31,
	2016 (Unaudited)	2015 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(5,112)	$(5,202)
Adjustments:
Depreciation	$146	$124
Finance income, net	$(142)	$(32)
Share-based payment	$916	$758
Income tax expense	$65	$29
	$985	$879

Change in inventory	$(25)	$(97)
Change in trade and other accounts receivable	$1,738	$615
Change in prepaid lease fees	$(10)	$2
Change in trade and other accounts payable	$(536)	$(310)
Change in employee benefits	$76	$(5)
	$1,243	$205

Interest received	$64	$12
Income tax paid	$(37)	$(108)
	$27	$(96)
Net cash used in operating activities	$(2,857)	$(4,214)

Cash flows from investing activities:
Proceeds from short-term investments, net	$6,646	$1,998
Investments in long-term investments	$(496)	$-
Purchase of property and equipment	$(418)	$(43)
Net cash provided by investing activities	$5,732	$1,955

Cash flows from financing activities:
Proceeds from exercise of share options and warrants, net	$481	-
Proceeds from exercise of share options by employees	$75	$183
Net cash provided by financing activities	$556	$183

Net increase (decrease) in cash and cash equivalents	$3,431	$(2,076)
Cash and cash equivalents at the beginning of the period	$13,519	$22,255
Effect of exchange rate differences on balances of
cash and cash equivalents	$58	$(95)
Cash and cash equivalents at the end of the period	$17,008	$20,084
Supplementary cash flows information:
Acquisition of fixed assets on credit	$(107)	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three month period
	ended March 31,
	2016	2015
GAAP gross profit	$4,765	$3,413
Share-based payments	$36	$36
Non-GAAP gross profit	$4,801	$3,449
GAAP gross profit as percentage of revenues	74.2%	75.7%
Non-GAAP gross profit as percentage of revenues	74.8%	76.5%

GAAP operating expenses	$9,987	$8,525
Share-based payments:
Research and development	$150	$124
Selling and marketing	$520	$389
General and administrative	$210	$209
Non-GAAP operating expenses	$9,107	$7,803

GAAP operating loss	$(5,222)	$(5,112)

Non-GAAP operating loss	$(4,306)	$(4,354)

GAAP net loss	$(5,112)	$(5,202)
Share-based payments	$916	$758
Non-GAAP net loss	$(4,196)	$(4,444)

GAAP basic and diluted loss per share	$(0.12)	$(0.12)

Non-GAAP basic and diluted loss per share	$(0.10)	$(0.11)